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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------
                              AMENDMENT NO. 3
                                     to
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
                       -----------------------------

                                CONRAIL INC.

                         (Name of Subject Company)
                       -----------------------------

                                CONRAIL INC.

                    (Name of Person(s) Filing Statement)
                       -----------------------------

                  Common Stock, par value $1.00 per share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)
                       -----------------------------

    Series A ESOP Convertible Junior Preferred Stock, without par value
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                    N/A
                   (CUSIP Number of Class of Securities)
                       -----------------------------

                             James D. McGeehan
                            Corporate Secretary
                                Conrail Inc.
                             2001 Market Street
                            Two Commerce Square
                      Philadelphia, Pennsylvania 19101
                               (215) 209-4000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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


                        INTRODUCTION

          Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed on October 16, 1996, as amended October 25, 1996 and November 1, 1996 (as amended, the "Schedule 14D-9"), with respect to an offer by Green
Acquisition Corp., a wholly owned subsidiary of CSX
Corporation ("CSX") to purchase an aggregate of 17,860,124 of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule
14D-9.

Item 8.  Additional Information to be Furnished.

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On November 4, 1996, Conrail's Board of Directors adopted a resolution (the "November 4 Resolution") extending the Distribution Date (as defined in the Rights Agreement, dated as of July 19, 1989, as amended, Conrail and First Chicago Trust Company of New York (the "Rights Agreement")) under the Rights Agreement so that it will occur only after the acquisition by any Person, together with all Affiliates and Associates of such Person (as such terms are defined in the Rights Agreement), of beneficial ownership of at least 10% of the outstanding shares of Common Stock. This action was taken pursuant to the terms of the Rights Agreement, as is routinely done by companies subject to outstanding tender offers. Conrail believes that Norfolk Southern's motion for a temporary restraining order relating to this issue, which was filed on November 1, 1996, and which was denied on November 4, 1996, was unnecessary because Norfolk Southern must have understood that Conrail would extend the Distribution Date. A copy of the November 4 Resolution is attached hereto as Exhibit (c)(10) and is incorporated herein by reference, and the foregoing summary description is qualified in its entirety by reference to such exhibit.

          Conrail has not yet responded to the Norfolk
Southern Offer. Conrail intends to respond no later than the date on which it is required by law to do so, which is November 6, 1996.

Item 9.  Materials to be filed as Exhibits.

          Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          (c)(10) Resolution adopted by the Board of Directors of Conrail on November 4, 1996.

                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                -------------------------------------
                                Name:  Timothy T. O'Toole
                                Title: Senior Vice President--Finance


Dated as of November 4, 1996

                        EXHIBIT INDEX

Exhibit                  Description                               Page No.

*(a)(1)  Offer to Purchase dated October 16, 1996..................
*(a)(2)  Letter of Transmittal.....................................
*(a)(3)  Text of press release issued by Conrail,
         dated October 15, 1996....................................
*(a)(4)  Letter to shareholders of Conrail dated
         October 16, 1996..........................................
*(a)(5)  Form of Summary Advertisement dated
         October 16, 1996..........................................
*(a)(6)  Opinion of Lazard Freres & Co. L.L.C......................
*(a)(7)  Opinion of Morgan Stanley & Co. Incorporated..............
*(a)(8)  Text of press release issued by Norfolk
         Southern, dated October 23, 1996..........................
*(a)(9)  Text of press release issued by Conrail,
         dated October 23, 1996....................................
*(a)(10) Text of press release issued by Conrail,
         dated October 24, 1996....................................
   (b)   Not applicable............................................
*(c)(1)  Agreement and Plan of Merger dated as of
         October 14, 1996..........................................
*(c)(2)  Conrail Stock Option Agreement, dated as of
         October 14, 1996..........................................
*(c)(3)  CSX Stock Option Agreement dated as of
         October 14, 1996..........................................
*(c)(4)  Form of Voting Trust Agreement............................
*(c)(5)  Employment Agreement of Mr. LeVan dated as
         of October 14, 1996.......................................
*(c)(6)  Change of Control Agreement of Mr. LeVan
         dated as of October 14, 1996..............................
*(c)(7)  Pages 4-5, and 9-14 of Conrail's Proxy
         Statement dated April 3, 1996.............................


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   * Previously filed

Exhibit                  Description                               Page No.

*(c)(8)   Complaint in Norfolk Southern et al. v.
          Conrail Inc., et al., No. 96-CV-7167, filed
          on October 23, 1996 in the United States
          District Court for the Eastern District of
          Pennsylvania.......................................
*(c)(9)   First Amended Complaint in Norfolk Southern
          et al. v. Conrail Inc., et al., No. 96-CV-
          7167, filed on October 30, 1996 in the
          United States District Court for the
          Eastern District of Pennsylvania...................
 (c)(10)  Resolution adopted by the Board of
          Directors of Conrail on November 4, 1996...........


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  *  Previously filed.